April 4, 2014

Credit Suisse Securities (USA) LLC

11 Madison Avenue

New York, New York 10010

Piper Jaffray & Co.

800 Nicollet Mall, Suite #800

Minneapolis, MN 55402

Mr. Jeffrey P. Riedler
Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Request for Effectiveness for Registration Statement on Form S-1 of Adamas Pharmaceuticals, Inc. (File No. 333-194342)

Dear Mr. Riedler:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Adamas Pharmaceuticals, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on April 8, 2014, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated March 26, 2014:

(i)            Dates of distribution: March 26, 2014 through the date hereof

(ii)           Number of prospective underwriters to which the preliminary prospectus was furnished: 4

(iii)          Number of prospectuses furnished to investors: approximately 2,536

(iv)          Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 155

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC PIPER JAFFRAY & CO.

Acting severally on behalf of themselves and the several underwriters

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Charles Newton
	Name:	Charles Newton
	Title:	Managing Director

By:	PIPER JAFFRAY & CO.

By:	/s/ Udit Patel
	Name:	Udit Patel
	Title:	Vice President

[Signature Page to Underwriters’ Acceleration Request]